September 4, 2018

Kulwant Sandher
Chief Financial Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4

       Re: Electrameccanica Vehicles Corp.
           Form 20-F for the fiscal year ended December 31, 2017
           Filed April 19, 2018
           File No. 000-55859

Dear Mr. Sandher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure